SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                 Imperiali, Inc.
                    -----------------------------------------
                 (Name of Small Business Issuer in Its Charter)


          Florida                                         65-0574887
-------------------------------                      -------------------
(State or Other Jurisdiction of                      (I.R.S. Employer
Incorporation or Organization)                       Identification No.)


777 S. Flagler Drive #800W, West Palm Beach, FL               33401
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(Address of Principal Executive Offices)                    (Zip Code)

Issuer's Telephone Number: (561) 805-9494

Securities to be registered under Section 12(b) of the Exchange Act:

Title of class                         Name of each exchange on which
to be so registered                    each class is to be registered

         None                                      None
----------------------------        -------------------------------------


Securities to be registered under Section 12(g) of the Exchange Act:

                          Common stock, $.001 par value
-------------------------------------------------------------------------
                                (Title of class)


-------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE
                                     PART I

Forward-Looking Statements ...................................................1

Item 1. Description of Business ..............................................1

Item 2. Management's Discussion and Analysis or Plan of
          Operation ..........................................................21

Item 3. Description of Property ..............................................34

Item 4. Security Ownership of Certain Beneficial
          Owners and Management ..............................................34

Item 5. Directors and Executive Officers, Promoters
          and Control Persons ................................................35

Item 6. Executive Compensation ...............................................40

Item 7. Certain Relationships and Related Transactions .......................41

Item 8. Description of Securities ............................................42

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters ......................43

Item 2. Legal Proceedings ....................................................44

Item 3. Changes in and Disagreements with Accountants ........................44

Item 4. Recent Sale of Unregistered Securities ...............................44

Item 5. Indemnification of Directors and Officers ............................46

                                    PART F/S

                                    PART III

Item 1. Index to Exhibits ....................................................48

FORWARD-LOOKING STATEMENTS

     Much of the discussion in this Item is "forward-looking" as that term is used in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Actual operations and results may materially differ from present plans and operations due to changes in economic conditions, new business opportunities, changed business conditions, and other developments.

     The following are factors that could cause actual results or events to differ materially from those anticipated, and include, but are not limited to general economic, financial and business conditions, changes in and compliance with governmental laws and regulations, our ability to obtain additional financing from outside investors and / or bank and mezzanine lenders; and our ability to generate sufficient revenues to cover operating losses and position us to achieve positive cash flow.

     Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The Company believes the information contained in this Form 10-SB to be accurate as of the date hereof. Changes may occur after that date. The Company will not update that information except as required by law in the normal course of its public disclosure practices.

     Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS


Overview and Corporate History
------------------------------

     Imperiali, Inc. ("Company" or "we" or "us") was incorporated in Florida on September 27, 1994 by Daniel J. Imperato under the name Automated Energy Security Inc. On March 22, 1999, the Company changed our name to New Millennium Development Group, Inc. On August 24, 2004, the Company changed our name to Hercules Global Interests, Inc. and finally, on November 18, 2005, the Company changed our name to our current name, Imperiali, Inc.

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

     From September 1994 through March 1999, while operating under the name Automated Energy Security, Inc., the Company engaged in the business of providing energy management services, and intelligent security for residential dwellings, commercial buildings and government facilities. In 1994, the Company entered into an agreement with Associated Data Consultants, Inc. to purchase all of the patented technology, software and patents pending on the Wide Area Energy Savings System known as "TESS" (Total Energy Security System). After Bell Atlantic (one of our strategic partners) withdrew from the development of the TESS system in 1994 and engaged in litigation with Associated Data, the Company abandoned in 1998 our business operations related to TESS.

     In March 1999, the Company changed our name to New Millennium Development Group, Inc. and our business operations to media and telecommunications focusing on connectivity solutions, storage, fiber optic cable systems, security and the international long distance market. Our plan was to spearhead a sub sea fiber optic cable system connecting 70 countries around the globe. In furtherance of the plan the Company entered into Memoranda of Understanding with 30 countries, completed landing party site and ocean surveys, arranged long-term financing and selected vendors and subcontractors for fiber optic cable and equipment. Throughout the process, the price of cable systems skyrocketed forcing us to reconsider our business plans and projections. The Company retained the services of an independent consultant who concluded that not only would increasing cable prices decrease long-term gains, the rapid development of the internet and IP systems would render obsolete the market for fiber optic cable. Accordingly, in mid 2001 the Company shifted our focus away from fiber optic cable systems and concentrated on Voice over Internet Protocol (VOIP) and related services including high-speed wireless standard ISP and broadband services; international calling cards; video conferencing and related IP products.

     Failed corporate history, management infighting, the tragedy of September 11, 2001 and the economic downturn especially related to technology, led us to cease business operations in mid 2002 until mid-2005. However, during this time, Mr. Imperato, Chairman and majority shareholder, worked to maintain management relationships with previous business, providers, associates and professionals for the eventual resurrection of business operations.

     In November 2005, the Company changed our name to Imperiali, Inc. and resumed operations by offering investment services to businesses globally in the

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area of telecommunications infrastructure, including introducing strategic partnerships, advising on equipment and suppliers of products in the area of telecommunications infrastructure. The Company intends to expand upon our investment services to include all aspects of internal operations. In addition, the Company expects to establish a significant web presence in connection with this business and, as appropriate, make either equity or debt investments in our portfolio businesses.

Current Business Operations
---------------------------

     The Company is currently an economic and business development firm that applies analytic techniques and industry knowledge to various investments for a broad range of companies. Since 2005, the Company has been organizing operations and is in the process of raising $30M by private placement. The Company combines economic and financial analysis with expertise in business strategy and planning, market and demand forecasting, policy analysis, and technology development strategy. We have worked on a variety of matters, such as mergers and acquisitions, new product introductions, strategy and capital investment decisions; the outcomes of which often have significant implications or consequences for the parties involved. Matters such as these often require independent analysis, and as a result, companies must outsource this work to outside experts. Companies turn to us because the Company can provide qualified economic and financial experts to address a wide variety of matters.

     Our business and investments encompass many disciplines around the world. Our business investing practice applies our knowledge in economics, finance and business to offer our portfolio companies a wide array of services such as strategy development, performance improvement, corporate portfolio analysis, market demand and new product strategies, evaluation of intellectual property and other assets and competition analysis.


     While the Company has particular expertise in a number of industries, the Company can provide services to a diverse group of portfolio companies in a broad range of industries. Our policy is to keep the identities of our portfolio companies confidential unless our work for the portfolio company has already been publicly disclosed.

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

Future Operations
-----------------

     The Company hopes to expand our operations to include investment in small, developing businesses in a variety of industries. In furtherance thereof, the Company intends to register with the Securities and Exchange Commission as a reporting company and then register as a Business Development Company ("BDC") pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of section 55 through 65 of the Act.

     The Company has determined that our operating model best approximates that of an investment company and the Company intends to make investments into developing businesses in various industries. As a Business Development Company, the Company will be structured in a manner more consistent with our current business strategy. As a result, the Company will be positioned to raise capital in a more efficient manner and to develop and expand our business interests. The Company believes that potential acquisitions, in total, will enhance value to stockholders through capital appreciation and receipt of dividends from our investments.

     A BDC is a special type of Investment Company designated by the SEC. As a BDC, the Company will identify companies that offer products & services that can be successfully expanded, marketed and sold in commercially viable international markets, as well as projects that have compelling global applications. The Company will then seek to assist those companies, by either investing in them, or advising them, or a combination of both, for expansion and growth into new markets around the world. By being able to invest and advise, the Company will be able to monitor and in some cases influence events, prudently utilizing the tools and advantage that the business model affords, endeavoring to mitigate risks and safeguard investments, with the idea of protecting shareholders interest, at the forefront.

     The Company intends to focus primarily on micro-cap companies with sales of $25-$50 million, a strong domestic presence, with a key product or service that is globally marketable. Micro-cap companies (market capitalization below $50 million) are more likely than larger companies to focus on innovative products and services. However, due to the high cost of competition (on a global scale), coming both from Fortune 500 firms, as well as overseas companies, these Micro-caps are losing market share. In many cases, they may not have the advertising dollars to compete. They may lack access to long-term debt financing for expansion and manufacturing and generally, they lack access to new global markets.

     The Company views this problem as an opportunity for us to assist these companies with the competitive edge they require, to expand and to grow top-line revenues. The Company believes that there is a significant opportunity for these types of companies, when it comes to global expansion. Major Fortune 500 companies spend hundreds of millions, if not billions of dollars navigating the international markets. Yet even organizations like Google, still have problems adapting to local customs and operating requirements in local markets. Currently, the Company believes that for a company to be truly competitive, it must be able to compete in the global marketplace. Companies need access to new consumers, new markets, new sources of materials and remote manufacturing options, in order to fully capitalize and make the best possible business decisions. That is why the Company believes that Imperiali Inc. is positioned for rapid growth and success, with our direction.

     Once the Company has identified a target company, there are several avenues that the Company is uniquely prepared to pursue. The Company can invest directly in the share capital of that particular company. The Company can also execute an advisory agreement with the target organization, without any cash investment in the shares of the company. If the Company invests directly in the target company, the Company would seek to be retained as advisors, which will increase our influence within that company, or offset a portion of the original investment, or both.

     Once retained by the target company, the Company will complete our due diligence, and distribute the portfolio company's business plan or other corporate literature to our agents and affiliates in over 70 countries. Based upon the feedback from the various local agents and their local markets, the Company will determine how to proceed forward to assist the portfolio company in pursuing and executing viable growth opportunities and strategies in the countries where our business contacts have indicated clear business interest and market viability.

     At this point, the Company will focus on expeditious means of expansion and new market development. Methods of expansion include, but are not limited to strategic partnering, joint venture, licensing with royalty agreement, regional distribution networks, regionalized manufacturing, and entry into the public markets. Additionally, the Company will look to add value, not only by expanding

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the market opportunities, but also by contributing the intellectual and political capital and experience of our management and global advisory teams. By giving a company access to our professional, intellectual, financial, political and operational capabilities, Imperiali Inc.'s involvement with a target or portfolio company, should add immediate value to the firm, through our contributions.

     If a portfolio company is private and wishes to enter the public markets, the Company can also assist in that process. One barrier that many companies face is access to shareholders. To enter most major stock exchanges around the world, a company needs a minimum amount of shareholders and capital. One strategy that the Company may employ involves issuing as dividends, a portion of the portfolio company's shares that are received from the initial investment, to our 400+ shareholders. This action would give the portfolio company the requisite number of shareholders required to enter into the public markets. It also avails our investors of the potential opportunity to diversify their portfolios, without having to invest in additional securities. Of course, each situation is different and the viability of this technique is conditioned on a thorough legal analysis.

     As another vehicle to the outside marketplace, the Imperiali Organization (the development team for Imperiali Inc.), has an ongoing series of projects which have (or may have) application to the global marketplace. Through an agreement between Imperiali Organization and Imperiali Inc., Imperiali Inc. will have the first right of refusal on any and all projects created and developed by the Imperiali Organization. The projects may be exchanged for cash, stock, royalty, or a combination of all three.

     These companies include a number of websites that include, but are not limited to: public relations, (i1connect.com); a search engine, (i1search.com); telecommunications services; and others.

     In summary, Imperiali Inc. looks to globalize and grow viable companies on a consistent and ongoing basis, faster and more efficiently than any entity has done before. This globalization is possible by utilizing our international teams, who reside within each international market and who have the intellectual, cultural, financial, political and operational capabilities, combined with a global vision, to connect growing companies to the world's markets. Through our proposed global expansion portal, the Company looks to make globalization almost as easy as the push of a button.

Business Development Company.
-----------------------------

     BDC regulation was created in 1980 by Congress to encourage the flow of public equity capital to small businesses in the United States. The Investment Company Act of 1940 regulates BDCs, like all mutual funds and closed-end funds. BDCs report to stockholders like traditional operating companies and file regular quarterly and annual reports with the Securities and Exchange Commission. They are also required to make available significant managerial assistance to their portfolio companies.

     A BDC is defined and regulated by the 1940 Act. A BDC must be organized in the United States for the purpose of investing in or lending to primarily private companies and making managerial assistance available to them. A BDC may use capital provided by public stockholders and from other sources to invest in long-term, private investments in businesses. A BDC provides stockholders the ability to retain the liquidity of a publicly traded stock, while sharing in the possible benefits, if any, of investing in primarily privately owned companies.

     As a BDC, the Company may not acquire any asset other than "qualifying assets", unless at the time the Company make the acquisition, the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

    o Securities purchased in transactions not involving any public offering, the issuer of which is an eligible portfolio company;

    o Securities received in exchange for or distributed with respect to securities described above or pursuant to the exercise of options, warrants or rights relating to such securities; and

    o Cash, cash items, government securities or high quality debt securities (within the meaning of the 1940 Act), maturing in one year or less from the time of investment.

     In general, as a BDC, the Company must have at least 70% of our assets in "eligible portfolio companies" and certain other assets. Pursuant to section 2
(a) (46) of the Investment Company Act of 1940 (the "1940 Act") "eligible portfolio company" means any issuer which:

    1. Is organized under the laws of, and has its principle business in, any state or states,

    2. Is neither an investment company as defined in section 3 of the 1940 Act (other than a Small Business Investment Company which is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 and which is a wholly owned subsidiary of the business development company) nor a company which would be an investment company except for the exclusion from the definition of investment company in section 3 (c) of the 1940 Act, and

    3.  Satisfies one the following:

         a. It does not have any class of securities with respect to which a member of a national securities exchange, broker, or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under section 7 of the Securities Exchange Act of 1934;

         b. It is controlled by a business development company, either alone or as part of a group acting together, and such business development company in fact exercises a controlling influence over the management or policies of such Eligible Portfolio Company and, as a result of such control, has an affiliated person who is a director of such Eligible Portfolio Company;

         c. It has total assets of not more than $4,000,000, and capital and surplus (shareholders' equity less retained earnings) of not less than $2,000,000, except that the SEC may adjust such amounts by rule, regulation, or order to reflect changes in one or more generally accepted indices or other indicators for small businesses; or

         d. It meets such other criteria as the SEC may, by rule, establish as consistent with the public interest, the protection of investors, and the purpose fairly intended by the policy and provisions of this title.

     As a business development company, the Company will be entitled to issue senior securities in the form of stock or senior securities representing indebtedness, including debt securities and preferred stock, as long as each

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class of senior security has asset coverage of at least 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, the Company must make provisions to prohibit any distribution to our stockholders unless the Company meets the applicable asset coverage ratio at the time of the distribution.

     The Company may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Board of Directors who are not interested persons and, in some cases, prior approval by the SEC. The Company will designate a chief compliance officer and will finalize a compliance program pursuant to the requirements of the 1940 Act. The Company expects that the SEC for compliance with the 1940 Act will periodically examine us.

     As with other companies regulated by the 1940 Act, a Business Development Company must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, the Company is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, the Company is prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office. The Company may not change the nature of our business to cease to be, or withdraw our election as, a Business Development Company unless authorized by vote of a "majority of the outstanding voting securities," as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company's shares present at a meeting if more than 50% of the outstanding shares of such company are present and represented by proxy or (ii) more than 50% of the outstanding shares of such company.


Regulated Investment Company Tax Status.
----------------------------------------

     The Company currently intends to elect to be treated as a Regulated Investment Company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Company qualifies as an RIC and elects to be treated as an RIC, the Company will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

     Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. In addition, gains realized for financial reporting purposes may differ from gains included in taxable income because of our election to recognize gains using installment sale treatment, which results in the deferment of gains for tax purposes until notes received as consideration from the sale of investments, are collected in cash.

     Dividends declared and paid by the Company in a year generally differ from taxable income for that year as such dividends may include the distribution of current year taxable income, the distribution of prior year taxable income carried forward into and distributed in the current year, or returns of capital. The Company is generally required to distribute 98% of our taxable income during the year the income is earned to avoid paying an excise tax. If this requirement is not met, the Code imposes a nondeductible excise tax equal to 4% of the amount by which 98% of the current year's taxable income exceeds the distribution for the year. The taxable income on which an excise tax is paid is generally carried forward and distributed to stockholders in the next tax year. Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, as required.

     When the Company elect to be treated as an RIC, in order to maintain that status, the Company must, in general, (1) continue to qualify as a business development company; (2) derive at least 90% of our gross income from dividends, interest, gains from the sale of securities and other specified types of income;
(3) meet asset diversification requirements as defined in the Code; and (4) timely distribute to stockholders at least 90% of our annual investment company taxable income as defined in the Code. The Company intends to take all steps necessary to qualify as a regulated investment company. However, there can be no assurance that the Company will be able to qualify for such treatment in future years.

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

Operating and Regulatory Structure
----------------------------------

     Our investment activities are managed by our investment advisory committee and supervised by our board of directors, a majority of whom must be independent in order to qualify as a BDC. As a BDC, the Company is required to comply with certain regulatory requirements. For example, the Company generally cannot privately co-invest in any portfolio company with any of our affiliates without an exemptive order from the Securities and Exchange Commission, or the "SEC." In addition, while the Company is permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. The Company is not currently in compliance with all of the rules and regulations related to operating as a BDC.

     The Company currently intends to elect to be treated for federal income tax purposes as an RIC, although in order to make an effective election, the Company must, among other things, distribute most of our net income and meet certain diversification of investment, income, and other distribution requirements. If the Company were to elect RIC treatment and meet such requirements, the Company would lose the tax benefit of our net operating loss carry-forwards.

Investment Objectives and Policies
----------------------------------

     Our business model is to achieve current income and capital gains. In order to achieve this model, the Company currently intends to invest in small developing companies worldwide. Following these investments, the Company would assist and advise these companies to expand globally.

Changes to Investment Objectives and Policies
---------------------------------------------

     The Company will operate as an investment company and expect that investee companies will design our operations to build an investment portfolio and to enhance our stockholder value through capital appreciation and the potential of payments of dividends to us. The Company currently expects to derive revenues through direct investments into private companies, start-up companies, and through the opportunities provided by turn-around companies.

Investment Strategy
-------------------

     The Company favors companies that the Company believes present opportunities for superior performance through internal growth, product, or

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geographic expansion, the completion of complementary add-on acquisitions, or industry consolidations. The Company would prefer to be a majority investor, without a fixed time horizon for the investments. This should allow for long-term commitments. The Company can continue to provide capital for add-on acquisitions that help build value after the initial closing.

Managerial Assistance
---------------------

     As a BDC, the Company is generally required to make managerial assistance available to our portfolio companies. Additionally, it is our current intention to provide advisory services for management buyouts, recapitalizations, and the growth and capital needs of emerging growth companies. The Company will provide fee-based business expertise through in-house and contract consultants.

     The Company have developed relationships with potential service providers in this process that include, legal, accounting, public relations, market makers, investment banking firms and investors.

     The Company plan to work with service providers to accomplish the following steps:
   (A)  Develop detailed understanding of management's expected outcomes;
   (B)  Develop a timetable for the transaction;
   (C)  Validate proposed transaction terms with select buyers or sellers;
   (D)  Perform due diligence;
   (E) Prepare an executive summary and presentation materials - including a financial model;
   (F)  Pre-screen and contact potential buyers or sellers;
   (G)  Coordinate principal meetings;
   (H) Coach management on how to communicate and negotiate with buyers and sellers and generally facilitate the interactions between management and buyers or sellers;
   (I)  Assist with the preparation of responses to due diligence requests;
   (J)  Assist with the negotiation of term sheets with interested parties;
        and
   (K) Work with management and the investor or lender to complete due diligence process and negotiate final closing documents.

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Due Diligence
-------------

     The Company will conduct diligence on prospective portfolio companies consistent with the best practices approach adopted by others in our sector. The Company believe that our management has the ability and knowledge to conduct appropriate and extensive due diligence investigations prior to our investing in a prospective portfolio. In conducting our due diligence, the Company use publicly available information, as well as information derived from former and current management teams, consultants, competitors and investment bankers and the direct experience of our management and associates. Our due diligence will typically include:
   o  review of historical and prospective financial information;
   o  on-site visits;
   o interviews with management, employees, customers and vendors of the potential portfolio company;
   o  review of senior loan documents;
   o  background checks; and
   o Research relating to the company's management, industry, markets, products and services, and competitors.

Upon the completion of due diligence and a decision to proceed with an investment in a company, our management will present the opportunity to our board of directors, which determines whether to pursue the potential investment. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and independent accountants prior to the closing of the investment, as well as other outside advisers, as appropriate.

Valuation Policies


Valuation of Portfolio Investments

     As a Business Development Company, our business plan calls for us to invest primarily in illiquid securities issued by private companies ("Private Investments"). These Private Investments are generally subject to restrictions on resale and generally have no established trading market. The Company value our Private Investments at fair value as determined in good faith by our board-of directors in accordance with the our valuation policy. The Company determines fair value to be the amount for which an investment could be sold in

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an orderly disposition over a reasonable period between willing parties other than in a forced or liquidation sale. Our valuation policy is intended to provide a consistent basis for establishing the fair value of the portfolio. The Company will record unrealized depreciation on investments when we believe that an asset has been impaired and full collection for the loan or realization of an equity security is doubtful. Conversely, the Company will record unrealized appreciation if we have a clear indication that the underlying portfolio company appreciates and, therefore, our security has appreciated. Under this valuation policy, the Company does not consider temporary changes in the capital markets, such as interest rate movements or changes in the public equity markets, in order to determine whether an investment in a private company has been impaired or whether a private investment has increased in value. The value of investments in public securities is determined using quoted market prices discounted for restrictions on resale.

     Equity Securities

     Equity interests in portfolio companies for which there is no liquid public market are valued based on the enterprise value of the portfolio company, which is determined using various factors, including net cash flow from operations of the portfolio company and other pertinent factors such as recent offers to purchase a portfolio company's securities or other liquidation events. The determined fair values are generally discounted to account for restrictions on resale and minority control positions.

     The value of our equity interests in public companies for which market quotations are readily available is based upon the closing public market price for the last day up to and including the balance sheet date. Securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security. Dividend income, if any, is recorded on cumulative preferred equity securities on an accrual basis to the extent that such amounts are expected to be collected and on common equity, securities on the record date for private companies or on the ex-dividend date for publicly traded companies.

     Loans and Debt Securities

     For loans and debt securities, to the extent that the Company invest in them, fair value generally approximates cost unless the borrower's condition or external factors lead to a determination of fair value at a lower amount. When

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

the Company receives nominal cost warrants or free equity securities ("nominal cost equity"), we allocate our cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. At that time, the original issue discount basis of the nominal cost equity is recorded by increasing the cost basis in the equity and decreasing the cost basis in the related debt securities.
Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For loans and debt securities with contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, the Company will not accrue payment-in-kind interest if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. Loans classified as Grade 4 or Grade 5 assets do not accrue interest. Loan origination fees, original issue discount, and market discount are capitalized and then amortized into interest income using the effective interest method.

     The weighted average yield on loans and debt securities is computed as the
(a) annual stated interest rate earned plus the annual amortization of loan origination fees, original issue discount and market discount earned on accruing loans and debt securities, divided by (b) total loans and debt securities at value. The weighted average yield is computed as of the balance sheet date. Prepayment premiums are recorded on loans when received.


Portfolio Valuation Process

     Our methodology includes the examination of, among other things, the underlying investment performance, financial condition, and market-changing events that affect valuation. Because of the type of investments that the Company makes and the nature of our business, this valuation process requires an analysis of various factors.

     In our valuation process, the Company uses the AICPA's definition of "current sale," which means an "orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale."

     Our process for determining the fair value for a private finance investment is applied consistently across our portfolio. The process is as follows. First, the Company determines the portfolio company's enterprise value as if the Company were to sell it in a "current sale." The Company then evaluates the amount of our debt and the position of our debt in the portfolio company's capital structure. If the enterprise value of the portfolio company is in excess of the amount of our last dollar of investment capital given our priority in the capital structure, the fair value of our investment will be considered to be our cost or perhaps, given the structure of our particular security, greater than cost if the Company are to share in equity appreciation. If the enterprise value of the portfolio company is less than our last dollar of investment capital in the capital structure, then our investment has declined in value and the Company need to reduce the fair value of our investment and incur a charge to our earnings by recognizing unrealized depreciation.

     Determining the enterprise value of a portfolio company, as if that portfolio company were to be sold in a "current sale," is a very complex process, where the Company must analyze the historical and projected financial results of the portfolio company and analyze the public trading market and private merger and acquisition market to determine appropriate purchase price multiples. In addition, a reasonable discount to the value of our securities must also be reflected when the Company may have restrictions such as vesting periods for warrants or other factors. The Company also takes into account the collectibility of non-cash interest to determine if the Company will continue to accrue such interest.

Specific Considerations

     The valuation of illiquid private securities is inherently subjective, and as a result, the Company must exercise good judgment in our valuation process. Care should be exercised to assure that the Company has considered the position of the portfolio company today and the position of our security today given the data the Company have available. Care must also be taken so that the process is not too mechanical; however, there are some specific considerations to be addressed in our valuation process. The ultimate goal is a reasonable estimate of fair value determined in good faith.

     Typically, in the private equity business, companies are bought and sold based upon multiples of EBITDA, cash flow, revenues and in limited instances book value. In determining a multiple to use for valuation purposes, the Company look to private M&A statistics, counted public trading multiples or industry practices. In determining the right multiple, one needs to consider not only the fact that our company may be private relative to a peer group, but one must consider the size and scope of our company and its specific strengths and weaknesses. In some cases, when a company is at EBITDA breakeven or slightly below but has excellent future prospects, the best valuation methodology may be a discounted cash flow analysis based upon future projections. If a company is distressed, a liquidation analysis may provide the best indication of enterprise value.

Discounts on common equity securities.

     When determining the value of common equity securities or warrants to purchase such securities, the Company need to consider what type of discount to apply to the value of the security if the Company are in a minority position, have restrictions on resale, have specific concerns about the receptivity of the M&A market to a specific company at a certain time or other factors. Generally, the Company finds that the Company applies larger discounts when the Company is new to an investment, and therefore, a sponsor-controlled exit strategy has not yet been developed. As an investment in the portfolio matures, the Company generally needs to consider whether or not the Company should begin to reduce discounts, especially if the Company is generally aware that the sponsor or controlling shareholder group has begun to develop an exit strategy.

     When the Company is the controlling shareholder, the discount imposed should generally be less than in the case of a minority position. The Company may still contemplate the need to discount for the current state of the M&A market or restrictions the Company may have imposed on us due to our relationship with management or other capital providers.

Competition

     The Company operates in a highly competitive market for investment opportunities. A large number of entities compete with us to make the types of investments that the Company makes in technology-related companies. The Company competes with a large number of private equity and venture capital funds, other equity and non-equity based investment funds, investment banks and other sources of financing, including traditional financial services companies such as commercial banks and specialty finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a Business Development Company. There can be no assurance that the competitive pressures the Company faces will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, the Company may not be able to take advantage of attractive investment opportunities from time to time, and the Company can offer no assurance that the Company will be able to identify and make investments that are consistent with our investment objective.

Industry Overview

     Businesses are operating in an increasingly complex environment. Technology has provided companies with almost instantaneous access to a wide range of internal information, such as supply costs, inventory values, and sales and pricing data, as well as external information, such as market demand forecasts and customer buying patterns. The Internet has changed traditional distribution channels, thereby eliminating barriers to entry in many industries and spurring new competition. At the same time, markets are becoming increasingly global, offering companies the opportunity to expand their presence throughout the world and exposing them to increased competition and the uncertainties of foreign operations. In response to increasing competition and market expansion, many industries are consolidating through mergers and acquisitions. In addition, companies are increasingly relying on technological and business innovations to improve efficiency, thus increasing the importance of applying, developing and protecting new technology.

     In order to stay competitive in today's business environment, companies must constantly gather, analyze and apply available information to their business model. The evolving nature of the business environment has caused governments to modify their regulatory strategies in many areas including, for example, telecommunications.

     Moreover, the collapse of corporate integrity led to the passage of the Sarbanes-Oxley Act of 2002, which significantly enhanced the financial disclosure requirements applicable to public companies. These constant changes in the regulatory environment have led to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment.
As the global need for sophisticated economic and financial analysis becomes more prevalent, companies are turning to outside consultants for access to the specialized expertise not available to them internally.

Industry Expertise

     Our ability to combine economic and financial methods with knowledge of particular industries is a key competitive strength. The Company has various degrees of expertise in, aerospace and defense, chemicals and petroleum, electric power and other energy or environmental industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals and biotechnology, chemicals, sports, telecommunications and transportation.

Marketing

     The Company relies primarily on the efforts of our employee associates to market our services. The Company encourages our employee associates to generate new business from both existing and new portfolio companies, and the Company rewards our employee associates with increased compensation and promotions for obtaining new business. On occasion, employee associates work with one or more non-employee experts to market our services.

     The Company supplements the personal marketing efforts of our employee associates with firm-wide initiatives. The Company relies primarily on our reputation and portfolio company referrals for new business and undertakes traditional marketing activities. The Company has an extensive set of brochures organized around our service areas, which describes our experience and capabilities. The Company also provides information on our corporate Web site. The Company distributes publications to potential portfolio companies highlighting our business.

     It is important to us that the Company conducts business ethically and in accordance with industry standards and our own professional standards. Before the Company accepts a new portfolio company or engagement, the Company determines whether a conflict of interest exists.

Facilities

     The Company occupy approximately 688 square feet of space at 777 S Flagler Drive, Suite 800W, West Palm Beach, Florida USA 33401. Our company leases the space. The space is used for sales, administrative offices, and customer support.

Code of Ethics

The Company will adopt a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements.

Employees

As of September 1, 2006 the Company had seven employees. Various aspects of due diligence of prospective portfolio companies and monitoring the activities of portfolio companies will be subcontracted to consultants.

Reports to Security Holders

     On the effective date of this registration statement, the Company will become a reporting company under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting companies. These requirements include, at a minimum, the obligation to file periodic reports with the SEC including an audited financial statement within 90 days of our fiscal year-end, and unaudited, but reviewed by our auditors, financial statements within 45 days of the end of each interim fiscal quarter. The Company will also be required to file current reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. The Company will file these reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system, and they will be accessible to the general public via the SEC's website at http://www.sec.gov.

     These reporting requirements will represent a continuing burden on our cash and management resources whether or not the Company succeeds in our business plan. Should the Company become unable to file our required reports, the Company may be forced to file to become a non-reporting company, in which case the Company will lose the benefits the Company sought to gain by becoming a reporting company.

Item 2.  Management's Discussion and Analysis or Plan of Operation

The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements, the accompanying notes thereto and other financial information appearing elsewhere in this report. This section and other parts of this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

OVERVIEW AND PLAN OF OPERATIONS


Plan of Operations

Imperiali Inc. is a private company with more than 500 shareholders and meets the minimum shareholder requirements to enter the public markets. The Company is in the process of completing its' registration statement to do so, anticipating submission to the S.E.C. in the fourth quarter of 2006, while it continues to expand its' shareholder base through its' current private placement.

Imperiali Inc. may elect to become, a Business Development Company (BDC) following completion of this private placement and a successful initial public offering. This is a special type of Investment Company designated by the Securities and Exchange Commission (SEC), which Imperiali may elect upon completion of the private placement and following its filing and approved registration in the public markets. Following the successful completion of its private placement for $30M, Imperiali Inc. will identify companies that offer products and services that can be successfully expanded, marketed and sold in commercially viable international markets, as well as projects that have compelling global applications. Imperiali Inc. will then seek to assist those companies, by investing in them and furthering their expansion and growth into new markets around the world, through utilization of its' extensive international network of agents and affiliates, in many countries and regions, spanning more than five continents. This network comprises Imperiali Inc.'s Global Advisory Team. By being able to invest and advise, Imperiali Inc. is able to monitor and in some cases influence events, prudently utilizing the tools and leverage that the business model affords, endeavoring to mitigate risks and safeguard investments, with the idea of protecting shareholders interest, at the forefront.

CONTINUING OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

As of August 31, 2006, the end of our fiscal year, we were in an excellent position to execute our business plan. The Company had a sufficient number of shareholders to qualify to listing on the American Stock Exchange and the capital requirements are being satisfied by our Private Placement. As of October 10, 2006, we had letters of intent in place for the full amount, $30 million, of the Private Placement.

The Company anticipates the placement should be completed, at the latest, by the middle of the first quarter of 2007. This will allow the Company to begin the process of an initial public offering by the middle of the second quarter of 2007.

The Company is on track to execute the milestones outlined in our business plan.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------
Imperiali, Inc. is a team of global expansion and business development experts that are strategically positioned around the globe to identify emerging companies that wish to align with strategic partners to grow their businesses, and raise capital for business development and telecommunications infrastructure.

Imperiali revenues will come from sales of products and services rendered to telecommunications companies worldwide. Infrastructure, equipment and consulting services will be supplied on a contract basis.

Inventory
---------
Inventories are stated at lower of cost or market, with cost generally determined on a first-in, first-out basis. Currently the Company carries no inventory.

Depreciation
------------
Depreciation is calculated using straight-line methods over the estimated useful life of the equipment, furniture and fixtures.

Income Taxes
------------
The Company is recognized as a corporation under the Internal Revenue Code. As such, the corporation must report income and expenses properly on their tax return and pay all the related income taxes. As of August 31, 2006 the Company has an approximately $7,200,000 net operating loss carryover which can be used against future income through 2018. No provisions for income taxes are provided in these financial statements since the Company was dormant for the years ending August 31, 2006 and 2005.

Concentration of Credit Risk
----------------------------
The Company maintains cash accounts in commercial banks. Total cash deposits are secured by the Federal Deposit Insurance Corporation (FDIC) up to a limit of $100,000 per company. At August 31, 2006, the Company's cash balances exceeded insured amounts by approximately $510,000.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

The Organization considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Recently Issued Accounting Pronouncements
-----------------------------------------
In May 2005, the FASB issued SFAS No. 154,"Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

In February 2006, the FASB issued SFAS No. 155. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The Company does not expect application of SFAS No. 155 to have a material affect on its financial statements.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company does not expect application of SFAS No. 156 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement is effective as of the beginning of its first fiscal year that begins after November 15, 2007. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The Company does not expect application of SFAS No. 157 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement amends

FASB Statements No. 87, 88, 106, and 132(R). This statement is effective as of the beginning of its first fiscal year that begins after December 15, 2006, but before June 16, 2007. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Company does not expect application of SFAS No. 158 to have a material affect on its financial statements.

                                  RISK FACTORS

     In addition to other information in this registration statement on Form 10-SB, the following risk factors should be carefully considered in evaluating us and our business because such factors significantly affect or could significantly affect our business, operating results or financial condition. This registration statement on Form 10-SB contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this registration statement on Form 10-SB.

Minimal Operating History

     Our operations are subject to all the risks inherent in new businesses, including, without limitation, unpredictable expenses and uncertainty of market acceptance. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with new businesses. There can be no assurance that the Company will be profitable.

Control by Board of Directors and Officers

     Nearly 68% of the Common Stock is owned directly by our officers and directors. Such ownership could block a change of control of the Company. In addition, Mr. Imperato's friends and family own nearly an additional 4%.

Dependence on Key Personnel

     Principally Daniel J. Imperato has conducted the development stage activities of the Company. The loss of his services or the inability to recruit and retain qualified personnel could negatively affect the Company. The Company has purchased "key man" life insurance on the life of Mr. Imperato.

Future Capital Needs; Uncertainty of Additional Financing

     Our capital requirements will be significant. Management believes that the net proceeds of this offering should suffice to fund operations and our business plan for a period of 12 months if the maximum number of shares is sold. However, no assurance can be given that such proceeds will in fact be sufficient to fund operations for such period. The Company has no commitments for long-term financing. There can be no assurance that such financing will be available.

The Company depends upon key employees to generate revenue

     Our business consists primarily of the delivery of professional investments, and accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee associates. In particular, our employee associates' personal relationships with our portfolio companies are a critical element in obtaining and maintaining portfolio companies' investments. If the Company lose the services of any employee consultant or if our employee associates fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations.

The Company depends on our non-employee experts

     The Company depends on our relationships with our exclusive non-employee experts. The Company believes that these experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. The Company also believes that the Company has been able to secure some investments and attract associates in part because the Company could offer the services of these experts. Most of these experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified investments, the pursuit of other interests, and retirement.

Our failure to manage growth successfully could adversely affect our revenues and results of operations

     Any failure on our part to manage growth successfully could adversely affect our revenues and results of operations. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, investment, and training responsibilities for our employee associates. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources.

Our entry into new lines of business could adversely affect our results of operations

     If the Company attempt to develop new practice areas or lines of business outside our core economic and business investment services, those efforts could harm our results of operations. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets the Company enter. Our inexperience may result in costly decisions that could harm our business.

Our business could suffer if the Company is unable to hire additional qualified associates as employees

     Our business continually requires us to hire highly qualified, highly educated associates as employees. Our failure to recruit and retain a significant number of qualified employee associates could limit our ability to accept or complete investments and adversely affect our revenues and results of operations.

Acquisitions may disrupt our operations or adversely affect our results

     The Company regularly evaluates opportunities to acquire other businesses. The expenses the Company incur evaluating and pursuing acquisitions could adversely affect our results of operations. If the Company acquires a business, the Company may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, the Company may be unable to realize the financial, operational, and other benefits the Company anticipates from these acquisitions or any other acquisition. Competition for future acquisition opportunities in our markets could increase the price the Company pay for businesses the Company acquire and could reduce the number of potential acquisition targets.

Maintaining our professional reputation is crucial to our future success

     Our ability to secure new investments and hire qualified associates as employees depends heavily on our overall reputation as well as the individual reputations of our employee associates and principal non-employee experts. Because the Company obtains a majority of our new investments from existing portfolio companies or from referrals by those portfolio companies, any portfolio company that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new investments. Given the frequently high-profile nature of the matters on which the Company work, any factor that diminishes our reputation or the reputations of any of our employee associates or non-employee experts could make it substantially more difficult for us to compete successfully for both new investments and qualified associates.


Competition from other economic and business investment firms could hurt our business

     The market for economic and business investing services is intensely competitive, highly fragmented, and subject to rapid change. The Company may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and the Company expects to face additional competition from new entrants into the economic and business investment industries. In the business investment market, the Company competes primarily with other business and management investment firms, specialized or industry-specific investment firms and the internal professional resources of existing and potential portfolio companies. Many of our competitors have national or international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than the Company do, which could enhance their ability to respond more quickly to technological changes, finance acquisitions, and fund internal growth. Some of our competitors also have a significantly broader geographic presence than the Company does.

Our investments may result in professional liability

     Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our investments involve matters that could have a severe impact on the company's business, cause the company to lose significant amounts of money, or prevent the company from pursuing desirable business opportunities. Accordingly, if a company is dissatisfied with our performance, the company could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that the Company performed negligently or otherwise breached our obligations to the company could expose us to significant liabilities and tarnish our reputation.

The Company is totally reliant on management.

     The Company will be wholly dependent for the selection, structuring, closing and monitoring of all of our investments on the diligence and skill of our management, acting under the supervision of our board of directors. Only a few of these individuals have substantial experience in acquiring and investing in growth stage companies, the negotiation of the terms of such investments and the monitoring of such investments after they are made. In addition, the Company will engage outside consultants and professionals known to management to assist in evaluating and monitoring portfolio companies and maintaining regulatory compliance.

Our common stock has no prior trading market or liquidity, and the Company cannot assure you that any trading market will develop.

     Prior to the date of this registration statement, there has not been any established trading market for our common stock. If the Company reach a point where the Company have a sufficient number of shareholders, of which the Company cannot assure you, the Company will attempt to locate a market maker to file an application to quote the shares of our common stock on the OTCBB or a similar quotation service, although the Company cannot assure you as to the timing of that application or the likelihood of it being accepted. If the application is accepted, the Company cannot predict the extent to which investor interest will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

The Company could incur substantial costs protecting our proprietary rights from infringement or defending against a claim of infringement

     As a professional investment organization, the Company relies on non-competition and non-solicitation agreements with many of our employees and non-employee experts to protect our proprietary business interests. These agreements, however, may offer us only limited protection and may not be enforceable in every jurisdiction. In addition, the Company may incur substantial costs trying to enforce these agreements.

     Our investments may involve the development of custom business processes or solutions for specific companies. In some cases, the companies retain ownership or impose restrictions on our ability to use the business processes or solutions developed from these projects. Issues relating to the ownership of business processes or solutions can be complicated, and disputes could arise that affect our ability to resell or reuse business processes or solutions the Company develop for portfolio companies.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that the Company regard as proprietary. Litigation may be necessary in the future to enforce our proprietary rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could adversely affect our business, operating results and financial condition. Any failure by us to protect our proprietary rights could adversely affect our business, operating results and financial condition.

The Company intends to file notice of intent to elect BDC status that will require us to comply with significant regulatory requirements.

     The Company anticipates filing notice with the Securities and Exchange Commission of our intent to elect in good faith, within 90 days from the date of such filing, to be regulated as a Business Development Company under the 1940 Act and be subject to Sections 54 through 65 of said Act. Upon making this election, the Company will be required to file a notice of election and thus will be subject to the provisions of 1940 Act as it applies to BDCs as of the date of such election. Thus, prior to filing the notice of election, the Company are not subject to the BDC provisions of the 1940 Act. Being subject to the BDC provisions requires us to meet significant numbers of regulatory and financial requirements. Compliance with these regulations is expensive and may create financial problems for us in the future. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations could have a material adverse effect on our business.

If the Company does not remain a business development company, the Company might be regulated as a closed-end investment company under the 1940 Act, which would decrease our operating flexibility. The Company cannot assure you that the Company will successfully retain our BDC status.

                                    BDC RISKS
                                    ---------

Investing in small and growth stage companies is inherently risky.

Investments in growth stage companies offer the opportunity for significant gains. However, each investment involves a high degree of business and financial risk that can result in substantial losses.

Among these are the risks associated with:

     - investing in companies in an early-stage of development or with little or no operating history,

     - Companies operating at a loss or with substantial variations in operating results from period to period, and

     - Companies with the need for substantial additional capital to support expansion or to achieve or maintain a competitive position.

These companies may face intense competition, including competition from companies with: greater financial resources, more extensive development, manufacturing, marketing and service capabilities, and a larger number of qualified managerial and technical personnel.

     Although the Company intends to mitigate our risk exposure by limiting our investments in early stage companies, the Company cannot assure you that the portfolio companies in which the Company chooses to place a majority of our investment capital are not facing the same risks of companies that are inherent in start-up companies. In addition, growth stage companies are likely to have a very limited operating history and thus evaluating their worthiness for investment will be more subjective on their future potential for growth and cannot be predicated on operating successes.

The Company will be dependent on the quality and actions of management of portfolio companies

     Our success will depend upon the success of the portfolio companies and, in great part, upon the abilities of their management. Although our management expects to provide portfolio companies with assistance, (particularly with regard to capital formation, major personnel decisions, and strategic planning), the day-to-day operations will be controlled by the management of the portfolio companies. As the portfolio companies have yet to be identified, investors must rely upon our management to select portfolio companies that have, or can obtain, the necessary management resources. Problems may arise at portfolio companies that local management do not recognize or cannot resolve. In addition, the management of portfolio companies may conceal the existence of problems from us.

Portfolio companies are likely to need additional funding.

     The Company expects that many portfolio companies will require additional financing to satisfy their working capital requirements. The amount of additional financing needed will depend upon the maturity and objectives of the particular company. Each round of venture financing, whether from us or other investors is typically intended to provide a portfolio company with enough capital to reach the next major valuation milestone. If the funds provided are not sufficient, a portfolio company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is generally a function of capital market conditions that are beyond the control of any portfolio company. The Company cannot assure you that our management or the managements of portfolio companies will be able to predict accurately the future capital requirements necessary for success or those additional funds will be available to portfolio companies from any source. If funding is not available, some portfolio companies may be forced to cease operations.

BDC investments are generally illiquid.

     The Company anticipates that most of our holdings in portfolio companies will be securities that are subject to restrictions on resale. Generally, unless the securities are subsequently registered under the 1933 Act, Asian American will not be able to sell these securities unless the Company meet all of the conditions of Rule 144 or another rule under the 1933 Act that permits limited sales under specified conditions. When restricted securities are sold to the public, Asian American may be deemed an underwriter, or possibly a controlling person, with respect thereto for the purpose of the Securities Act and may be subject to liability as such under the 1933 Act. Even if the Company meets all of the conditions of the 1933 Act, there may be no market for the securities that the Company holds. These limitations on liquidity of a BDC's investments could prevent a successful sale thereof, result in delay of any sale, or substantially reduce the amount of proceeds that might otherwise be realized.

BDCs generally require substantial amounts of time to realize the benefits from investments.

     The Company anticipates that there will be a significant period of time ranging from one to three years before the Company have obtained funding and completed the initial selection of portfolio companies for our first round of equity investments. Venture capital investments typically take from four to eight years from the date of initial investment to reach a state of maturity at which liquidation can be considered practical. In light of the foregoing, it is unlikely that any significant distributions of the proceeds from the liquidation of equity investments will be made for several years after inception, if at all.

The Company has not identified any prospective portfolio companies.

     The Company has not made any commitments to any prospective portfolio company. Therefore investors will not have an opportunity to carefully evaluate any of the portfolio companies that the Company may eventually invest in and such evaluation will be entirely dependent upon our management for selecting and negotiating with these portfolio companies. The Company cannot assure you that the Company will locate or successfully negotiate a transaction with a portfolio company.

Item 3.  Description of Property

     The Company occupy approximately 688 square feet of space at 777 S Flagler Drive, Suite 800W, West Palm Beach, Florida USA 33401. Our company leases the space. The space is used for sales, administrative offices, and customer support.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The Company have 500,000,000 authorized shares of Common Stock, $0.001 par value, approximately 20,358,486 shares of which were issued and outstanding as of August 31, 2006, 5,000,000 authorized shares of blank check preferred stock, none of which were issued or outstanding prior to commencement of this offering. There is no trading market for any of the shares. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

The following table sets forth information as of the date hereof with respect to the beneficial ownership of shares of Common Stock by (i) each person owning more than five percent, (ii) each director and officer, and (iii) officers and directors as a group:

SHAREHOLDER                            COMMON SHARES           PERCENTAGE
--------------------------------------------------------------------------------
Daniel J. Imperato(1) (2)              11,214,298              60.363%
--------------------------------------------------------------------------------
Kenneth Martin                          1,400,000                7.53%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total                                  12,614,298              67.904%
--------------------------------------------------------------------------------

(1) A director

(2) Of the total shares owned 6,314,298 are held by Imperiali Organization, LLC a company wholly owned and controlled by Daniel J. Imperato.


Item 5.  Directors and executive officers, promoters and control persons

In General

     Our Chairman Daniel Imperato advises our Company via an Advisory Agreement with Imperiali Organization, LLC, and a Florida limited liability company (f/k/a Christ Investment Group, LLC) owned and controlled. Pursuant to the terms of the Advisory Agreement, Imperiali Organization agrees to assist us in (i) developing new sources of business, (ii) identifying and analyzing possible strategic alliances with transportation companies or others, and acquisitions; (iii) evaluation and analysis of the Company's marketing plans and new products and services; (iv) review of the business plans for the Company, including the review of budgets and projections; (v)a detailed evaluation of the Company's competition in new and existing markets; (vi) analysis of information on a periodic basis concerning the financial performance of the Company and the markets in which it operates; (vii) identification of suitable merger and acquisition candidates; (viii) such other aspects of the business of the Company as Advisor and the Company may agree from time to time; and (ix) assisting in filing SEC documents and coordinating with the Companies lawyers.

     Imperiali Organization has been working on several projects on behalf of our Company, including: public relations (www.i1connect.com); a search engine (www.i1search.com); telecommunications services; and others. Each of these projects is well under way. In exchange for the services rendered by Imperiali Organization and a first right of refusal on all Imperiali Organization websites and projects, the Company is issuing 5,000,000 preferred shares of stock to Imperiali Organization. The term of the Agreement is three (3) years.

Directors and Officers

Daniel Imperato, Non-Executive Chairman

     Mr. Imperato brings over thirty years of experience in global business planning and development and has personal relationships at high levels around the world. He has consulted for Fortune 500 corporations, with a mix of product lines, consisting of telecommunications products and services, telecommunications equipment including v-sat terminals and handheld mobile satellite telephones, along with passport and identification cards services and secure documents for foreign governments around the world. Imperato has also orchestrated real estate development around the globe ranging from commercial office buildings, educational and medical facilities, sports arenas and entertainment venues, to regional shopping malls.

     Mr. Imperato is currently a Presidential Hopeful for the 2008 Presidential Election, and is working on his exploratory committee. As a responsible citizen and a Papal Knight with honors from the Vatican, Daniel Imperato has done many things to help aid and better our country and the world. Being a strong activist for Africa, Daniel has selflessly dedicated his time to the African Center Foundation, a United Nations NGO (Non-Governmental Organization), where served as a trustee, and head of the Palm Beach branch. In 2004, Daniel Imperato was named Chairman of the NRCC (National Republican Congressional Committee) Honorary Business Council, composed of top business people from around the country. In addition, Imperato also received the NRCC Businessman of the Year Award, and was awarded a Ronald Reagan Gold Medal.

Dan Mangru, COO and Board Director

     Mr. Mangru is the founder of a Palm Beach based advisory firm that focuses on globalization, public relations, strategic collaborating, real estate development, mergers & acquisitions, and new business development. Mangru has helped advise a wide array of companies in industries ranging from education, document delivery, internet search, telecommunications, non-profit, and pharmaceuticals. Mangru brings unique experience to the organization having been involved in investments, national television, music concert operations, politics, and brings media contacts in over six continents and 100 countries from around the globe to the company.

     Mr. Mangru has a proven record of accomplishment of working with many successful charitable organizations including American Cancer Society, March of Dimes, Habitat for Humanity, and the Best Buddies Program. He has been nominated for such prestigious awards as International WHO's WHO of Professionals 2004 and International WHO's WHO of Entrepreneurs 2005, and is a Special Advisor to the African Center Foundation (ACF), a United Nations NGO. Currently, Mr. Mangru serves as the Chairman of the Imperato for President 2008, Presidential Campaign Committee. Dan Mangru was born in New York City, and holds a B.A. in Political Science from Florida Atlantic University where he sits on various alumni committees.


Steven Lopez, Board Director

     Lopez brings over 35 years of international banking experience to the table from organizations such as First Fidelity Bank (Now Wachovia Bank), and Chemical Bank (now JP Morgan Chase). In addition, Lopez has operated diplomatically on an international basis and has worked with the United Nations.

     Most recently, Lopez was the founder and CEO of Banque de Credit ET Investissements Inc. in Grenada, West Indies, where he developed a $3 billion portfolio for the bank. Now, Lopez has focused his efforts on international finance, and opening finance avenues to impoverished communities. Mr. Lopez received his Bachelors of Arts from St. Francis College with a double major in History and Economics. He went on to obtain a Masters Degree in Economics from New York University.

Richard Biggs, Investment Advisory Committee Member

Richard Biggs is a financial executive with 26 years of progressive financial and managerial experience. He has been successful at all organizational levels from plant to corporate and has e extensive experience in areas of plant, division & corporate operations including strategic planning, property management, finance system implementation and consolidations. Mr. Biggs is currently a Corporate Controller for Picometrix LLC, were he has implemented Sarbox Regulations and requirements and interfaces with the board of directors on corporate financial matters. Mr. Biggs has a Masters of Arts in Business Management from Central University, and a Bachelors of Arts in Accounting from Davenport University.

Charles A Fiscina, Chief Financial Officer and Investment Advisory Committee Member

Mr. Fiscina is an experienced international business manager who specializes in the pharmaceutical and biotechnology industries. In addition to his responsibilities as CFO, Mr. Fiscina has a broad range of experience in business valuation, due diligence and merger acquisition areas.
Most recently, he was responsible for business development and international consolidation for a European Holding Company. In this capacity, he helped develop businesses in emerging international markets in Europe, Asia, Latin America and Africa. Mr. Fiscina is a graduate of the University Of Miami School Of Medicine where he majored in biochemistry and microbiology. His graduate work was performed at the New York University, Stern School of Business where he studied accounting, finance and international business.

Dr. Kjell H. Gaustad, Investment Advisory Committee Member

Dr. Gaustad brings over 35 years of biomedical and pharmaceuticals knowledge to Imperiali Inc. He has served in the capacities of International Sales Director, Managing Director, Board Director, and Founder from pharmaceutical companies in Finland, Iceland, Norway, Switzerland, and the United States. Recently Dr. Gaustad was the president and founder of Alphamed Inc., a medical and consulting firm based out of Basel Switzerland.
Dr. Gaustad brings not only brings a scientific background to Imperiali, but also brings an entrepreneurial background having been involved in numerous international business financing transactions from Switzerland, the United States, to Japan. He speaks fluent English, German, French, Norwegian, Danish, and Swedish with conversational knowledge of Spanish and Portuguese.
His education and his abilities have distinguished him from members of his industry, and he is uniquely qualified to bring both technical and practical expertise to Imperiali Inc.'s Investment Advisory Committee. He received his MBA from Hochschule St. Gallen fur Wirtschafts- und Sozialwissenschaften in Switzerland and his Ph.D. from Northfield University in London England.


Consultants

     The Company have entered into an advisory agreement with Imperiali Organization, LLC (formerly Christ Investments, LLC) dated February 22, 2006 wherein Imperiali Organization, LLC shall consult with us regarding: (i) developing new sources of business; (ii) identifying and analyzing possible strategic alliances with transportation companies or others, and acquisitions;
(iii) evaluation and analysis of the Company's marketing plans and new products and services; (iv) review of the business plans for the Company, including the review of budgets and projections; (v) a detailed evaluation of the Company's competition in new and existing markets; (vi) analysis of information on a periodic basis concerning the financial performance of the Company and the markets in which it operates; (vii) Identification of suitable merger and acquisition candidates; and (viii) such other aspects of the business of the Company as the parties may agree from time to time.


Global Advisory Team
The Global Advisory Team has been selected by Imperiali Inc. and Daniel Imperato and has worked in the Company's behalf in the past (as well as for Imperiali Organization). This Team has presence in many countries and regions, spanning more than 5 continents and is there to work in unison with Imperiali Inc., in support of its' portfolio companies and the globalization process. Confidentiality requirements and competitive considerations prevent a listing of individual members of the Global Advisory Team and within some regions, team members prefer to remain as silent partners with Imperiali Inc., due to posts they currently hold, within those countries and regions. Relevant, individual biographies are available for our qualified business associates and our portfolio company companies, upon request.

If in the event an advisor wishes to sever their relationship with the Company, the Company will be protected by having advisors in overlapping regions and industries, in order to facilitate global business expansion for the Company and our future portfolio companies.

Salaries

     The principles primary interest is in the successful development of the Company. Therefore, they are currently receiving minimal compensation for their efforts. Following the successful private placement, compensation will be put in place commensurate with industry practice.

Compensation of Directors

     The Company does not compensate members of the Board of Directors for their services in such capacity.

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.


Item 6.  Executive Compensation

The following table sets forth compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers with compensation in excess of $100,000 for the year ended December March 31, 2006 (collectively, the "Named Executive Officers").

                                   SUMMARY COMPENSATION TABLE

                               Annual Compensation             Long Term Compensation Awards
                              ---------------------            -----------------------------

                                                                           Securities
                                                             Restricted    Underlying    All other
Name and Principal                     Salary    Bonus       Stock         Options/      compensation
  Position                     Year    ($)       ($)         Award(s)      Warrants      ($)
----------------------------------------------------------------------------------------------------
                               2006    0         0          5000000        0             0
Daniel Imperato                2005    0         0          0              0             0

Dan Mangru                     2006    60000     0          1000000        0             0
                               2005    50000     0          0              0             0

Charles Fiscina                2006    100000    0          1000000        0             0
                               2005    0         0          0              0             0



EMPLOYMENT CONTRACTS: None

The following tables show, as to the named executive officers, certain information concerning stock options:

                            OPTION GRANTS DURING 2006

                                     PERCENT OF
                                     TOTAL
                                     OPTIONS
               NUMBER OF             GRANTED TO            EXERCISE OR
               SECURITIES            EMPLOYEES IN          BASE  PRICE
  NAME         UNDERLYING OPTIONS    FISCAL YEAR           ($/SH)            EXPIRATION DATE
  -------      ------------------    ------------------    -----------       ----------------

None           0                     0                     0                 0










                     AGGREGATED OPTIONS EXERCISES IN LAST FISCAL YEAR
                                 AND FY-END OPTION VALUES


               SHARES                               NUMBER OF SECURITIES
               ACQUIRED              VALUE          UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN
NAME           ON EXERCISE           REALIZED       OPTIONS AT FY-END (#)        THE MONEY OPTIONS
---------      ------------------    ---------      ----------------------       --------------------------

                                                    EXERCISABLE UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
                                                    -------------------------    -------------------------

NONE




Compensation of Directors

The Company's directors are not compensated for their services as directors of the Company.

Item 7.  Certain Relationships and Related Transactions

In exchange for the services rendered by Imperiali Organization and a right of first refusal on all Imperiali Organization websites and projects, the Company is issuing 5,000,000 preferred shares of stock to Imperiali Organization. The term of the Agreement is three (3) years.

Item 8.  Description of Securities

General

     The Company have 500,000,000 authorized shares of Common Stock, $0.001 par value, approximately 18,577,986 shares of which were issued and outstanding as of June 7, 2006, 5,000,000 authorized shares of blank check preferred stock, none of which were issued or outstanding prior to commencement of this offering. There is no trading market for any of the shares. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.


Common Stock

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefore, subject to any dividend restrictions imposed by the Company's creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the minimum of its total liabilities.

Preferred Stock

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends, if any, on the Common Stock. In addition, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of Common Stock.

Options and Warrants

None

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

MARKET INFORMATION

     There is no current market for the shares of our common stock. The Company cannot assure you that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

     The Company has never paid any cash dividends on shares of our common stock and do not anticipate that the Company will pay dividends in the foreseeable future. The Company intends to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

     As of September 1, 2006, there were approximately 500 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

TRANSFER AGENT

     The Company's transfer agent is Florida Atlantic Stock Transfer, Inc.


Item 2.  Legal Proceedings

     None

Item 3.  Changes in and Disagreements with Accountants

     In the two most recent fiscal years or any later interim period, the Company had no disagreements with its independent accountants.

Item 4   Recent Sales of Unregistered Securities

     The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

     From 1994 through 2002, the Company sold shares of common stock in various private transactions which transactions were exempt pursuant to Regulation D of the Securities Act. In addition, during that time the Company issued shares of common stock in exchange for services rendered and in exchange for the release of debts. Each such issuance was exempt pursuant to Sections 4(2), 3(9) or
Section 3(b) of the Securities Act and the rules promulgated there under.

     In particular, from late 1994 through September 1995, the Company issued 2,501,987 shares at a weighted average price of $.44 per share. The total 2,501,987 shares includes 2,012,281 founder shares, 200,000 shares issued for services rendered and 289,706 shares which were issued to eight (8) Investors in an offering exempt pursuant to Section 4(2) or Section 3(b) of the Securities Act and Regulation D promulgated there under.

     In 1999 and 2000, the Company engaged in a private offering exempt pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated there under.

The Company is offering up to 10,000,000 shares of Common Stock. $0.001 par value per share (the "Shares"), in reliance upon the non-public offering exemptions from the registration requirements of the Securities Act of 1933, as amended (the "'33 Act"), and from the registration or qualification requirements of the securities laws of the states in which offers and/or sales are to be made. Accordingly, this offering will not be registered or qualified with the Securities and Exchange Commission (the "S.E.C.") or with the securities commission of any state. This offering is made only to investors whom the Company believes have such knowledge and experience as to make them capable of evaluating the merits and risks of the proposed investment. Prospective investors should consult their own tax and legal counsel regarding the suitability of an investment in the Series B Preferred Stock.
This offering is directed only to "accredited" investors, as that term is defined in Rule 501 (a) of Regulation D as promulgated by the S.E.C.
Each investor will be required to represent that the Shares are being acquired for investment only and not with a view toward the resale or distribution thereof and will not be re-sold or distributed in violation of the `33 Act or any other applicable securities law. No transfer of the Shares by an investor will be effective unless adequate assurance is received by the Company that no violation of the `33 Act or any other applicable securities law will occur because of such transfer.
The investment will be illiquid and is suitable only for persons of adequate financial means who have no need for liquidity with respect to the investment and who are able to bear the economic risk of complete loss of the investment. The Company reserves the right in its sole discretion to reject any prospective investor.
Any proposed transferee of Shares from an investor hereunder will be required to provide the Company with written representations similar to those required of investors hereunder.

Item 5.  Indemnification of Directors and Officers

     Section 607.0850(1) of the Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a Florida corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

     In the case of proceedings by or in the right of the corporation, Section 607.0850(2) of the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claims as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity.

     Section 607.0850 further provides that to the extent a director, officer, employee or agent of a corporation is successful on the merits or in the defense of any proceeding referred to in subsections (1) or (2) of Section 607.0850 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that the corporation may advance such expenses; that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under such Section 607.0850.

     Section 607.0850 of the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that such person's actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in favor or in a proceeding by or in the right of a shareholder.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law.

AVAILABILITY OF INFORMATION

         Representatives of the Company are available at our principal office and by telephone 561.805.9494 to discuss and answer questions concerning the terms and conditions of the offering. The Company will provide any additional information, which the Company possesses or can acquire without unreasonable effort, or expense that is necessary to verify the accuracy of the information set forth herein and in the Appendix hereto. Our internet address is www.imperiali.org.


Part III


     PART F/S


The Company's audited financial statements for August 31, 2006

                                 IMPERIALI, INC.

                              Financial Statements

                                 August 31, 2006

                                 IMPERIALI, INC.

                              Financial Statements

                                Table of Contents


                                                                        Page

Report of Independent Registered Public Accounting Firm                 F-1

Financial Statements:

     Balance Sheets                                                     F-2

     Statements of Operations                                           F-3

     Statements of Changes in Stockholders' Deficit                     F-4

     Statements of Cash Flows                                           F-5

Notes to Financial Statements                                        F-6 - F-9

                           Larry O'Donnell, CPA, P.C.
Telephone (303) 745-4545                                2228 South Fraser Street
                                                                          Unit I
                                                         Aurora, Colorado  80014



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



Board of Directors
Imperiali, Inc.

I have audited the accompanying balance sheet of Imperiali, Inc. as of August 31, 2006 and 2005, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Imperiali, Inc. as of August 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.



Larry O'Donnell, CPA, P.C.
Aurora, Colorado
September 22, 2006

                                 IMPERIALI, INC.
                                 Balance Sheets
                            August 31, 2006 and 2005

                                     ASSETS
                                                               2006                 2005
Current assets:
    Cash                                                   $    609,541         $          -
                                                           ------------         ------------


     Total current assets                                       609,541                    -
                                                           ============         ============



Total assets                                               $    609,541         $          -
                                                           ============         ============



LIABILITIES AND STOCKHOLDERS' EQUITY



Current liabilities:
   Due to officer                                                     -                  104
                                                           ------------         ------------
                                                           $          -                  104
                                                           ------------         ------------

  Total current liabilities

Stockholders' equity:
     Common stock; $.001 par value; authorized -
      500,000,000 shares; issued and outstanding -
      2006 20,358,486 shares; 2005 17,995,986 shares             20,358               17,996
   Additional paid in capital                                11,760,605           10,144,467
   Accumulated deficit                                      (11,171,422)         (10,162,567)
                                                           ------------         ------------

                                                                609,541                 (104)
                                                           ------------         ------------

                                                           $    609,541         $          -
                                                           ============         ============



                        See Notes to Financial Statements

                                 IMPERIALI, INC.

Statements of Operations



                                                 Year ended August 31,
                                                 ---------------------
                                                  2006           2005
                                             ------------    ------------


Gross revenues                               $     11,300    $          -
                                             ------------    ------------



General and administrative                      1,020,155               -
                                             ------------    ------------


Net income (loss)                            $ (1,008,855)   $          -
                                             ============    ============

Income (loss) per common share               $      (.053)   $          -
                                             ============    ============

Weighted average common shares outstanding     19,177,000      17,995,986
                                             ============    ============





                        See Notes to Financial Statements

                                 IMPERIALI, INC.
                  Statements of Changes in Stockholders' Equity

                                           Common Stock
                                           ------------                  Additional        Accumulated
                                        Shares         Amount          Paid in Capital       Deficit               Total
                                        ------         ------          ---------------       -------               -----
Balance, August 31, 2003              17,995,986       $     17,996       $ 10,144,467       $(10,162,567)       $       (104)

Net loss for the year                          _                  -                  -                  -                   -
                                     -----------       ------------       ------------       ------------        ------------

Balance, August 31, 2004              17,995,986             17,996         10,144,467        (10,162,567)               (104)

Issuance of common stock               2,362,500              2,362          1,616,138                              1,618,500


Net loss for the year                          _                  _                  _         (1,008,855)         (1,008,855)
                                     -----------       ------------       ------------       ------------        ------------

Balance, August 31, 2006               5,597,702       $     20,358       $ 11,760,605       $(11,171,422)       $    609,541
                                     ===========       ============       ============       ============        ============





                        See Notes to Financial Statements

                                 IMPERIALI, INC.
                            Statements of Cash Flows

                                                                      Year ended August 31,
                                                                      ---------------------
                                                                       2006            2005
                                                                   -----------      -----------
Cash flows from operating activities:
   Net income (loss)                                               $(1,008,855)     $       --
   Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
       Increase (decrease) in:
          Due to officer                                                  (104)             --
                                                                   -----------      ----------

       Net cash used by operating activities                        (1,008,959)             --
                                                                   -----------      ----------

Cash flows from investing activities:
       Net cash used in investing activities                                --              --
                                                                   -----------      ----------

Cash flows from financing activities:
   Proceeds from common stock                                        1,618,500              --
                                                                   -----------      ----------

       Net cash provided by financing activities                     1,618,500              --
                                                                   -----------      ----------

Net increase in cash                                                   609,541              --

Cash at beginning of year                                                   --              --
                                                                   -----------      ----------

Cash at end of year                                                $   609,541      $       --
                                                                   ===========      ===========





                        See Notes to Financial Statements

IMPERIALI, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Imperiali, Inc. (the Company) was formed in Florida on September 27, 1994 as Automated Energy Security, Inc. On March 22, 1999 the Company's name was changed to New Millennium Development Group, Inc. On August 24, 2004 the Company's name was changed to Hercules Global Interests, Inc.


The Company has been dormant since 2002 and was started up again in the fall of 2005 by Christ Investment Group, LLC, the Company's business manager and a related company, which is controlled by the Company's major shareholder Mr. Daniel Imperato. On November 18, 2005 the name of the company was changed to Imperiali, Inc.


Nature of Business
------------------
Imperiali, Inc. is a team of global expansion and business development experts that are strategically positioned around the globe to identify emerging companies that wish to align with strategic partners to grow their businesses, and raise capital for business development and telecommunications infrastructure.


Imperiali revenues will come from sales of products and services rendered to telecommunications companies worldwide. Infrastructure, equipment and consulting services will be supplied on a contract basis.


Inventory
---------
Inventories are stated at lower of cost or market, with cost generally determined on a first-in, first-out basis. Currently the Company carries no inventory.

Depreciation
------------
Depreciation is calculated using straight-line methods over the estimated useful life of the equipment, furniture and fixtures.

Income Taxes
------------
The Company is recognized as a corporation under the Internal Revenue Code. As such, the corporation must report income and expenses properly on their tax return and pay all the related income taxes. As of August 31, 2006 the Company has an approximately $7,200,000 net operating loss carryover which can be used against future income through 2018. No provisions for income taxes are provided in these financial statements since the Company was dormant for the years ending August 31, 2006 and 2005.

Concentration of Credit Risk
----------------------------
The Company maintains cash accounts in commercial banks. Total cash deposits are secured by the Federal Deposit Insurance Corporation (FDIC) up to a limit of $100,000 per company. At August 31, 2006, the Company's cash balances exceeded insured amounts by approximately $510,000.


Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

IMPERIALI, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Cash and Cash Equivalents

The Organization considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.


Recently Issued Accounting Pronouncements
-----------------------------------------

In May 2005, the FASB issued SFAS No. 154,"Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

In February 2006, the FASB issued SFAS No. 155. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." The Company does not expect application of SFAS No. 155 to have a material affect on its financial statements.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Company does not expect application of SFAS No. 156 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement is effective as of the beginning of its first fiscal year that begins after November 15, 2007. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles
(GAAP), and expands disclosures about fair value measurements. This Statement

IMPERIALI, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (continued)
-----------------------------------------------------

applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

The Company does not expect application of SFAS No. 157 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement amends FASB Statements No. 87, 88, 106, and 132(R). This Statement is effective as of the beginning of its first fiscal year that begins after December 15, 2006, but before June 16, 2007. This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Company does not expect application of SFAS No. 158 to have a material affect on its financial statements.

NOTE B - INVESTMENTS

Investments are carried at market value.

NOTE C - RELATED PARTIES

Currently the Company has been provided office space, personnel and facilities at no cost by Christ Investment Group, LLC (Christ LLC). Mr. Daniel Imperato controls Christ LLC. Mr. Imperato is also the majority shareholder of the Company. An approximate value related to these costs and the new development of the Company exceeds $1,000,000. It is the Company's intention to acquire Christ LLC.

IMPERIALI, INC.
NOTES TO FINANCIAL STATEMENTS


NOTE D - INCOME TAXES

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company incurred no income taxes for the years ended August 31, 2006 and 2005. The expected tax provision/ (benefit) for the years ended August 31, 2006 is approximately $343,000. The difference between the expected tax provision/ (benefit) and non-recognition of a tax provision/ (benefit) in each period is the result of a valuation allowance applied to deferred tax assets.

Net operating loss carryforwards of approximately $7,200,000 are available to offset future taxable income, if any, through 2018. The Company has net deferred tax assets at August 31, 2006, of approximately $2,500,000; however, a valuation allowance has been provided to reduce the deferred tax assets, as realization of the assets is not assured.

The net operating loss carryforwards may be limited under the Change of Control provisions of the Internal Revenue Code section 382.

     PART III

Item 1. Index to Exhibits


Exhibit No.                Document
-----------                --------
2.1             Certificate of Incorporation



                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 11th day of October, 2006.



Imperiali, Inc.



By: /s/ Charles A. Fiscina
    --------------------------
Name:   Charles A. Fiscina
Title:  Chief Financial Officer


     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


------------------------------


                                       48